UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

ROCKET FUEL INC.

(Name of Subject Company)

ROCKET FUEL INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

E. Randolph Wootton III
Chief Executive Officer
Rocket Fuel Inc.
2000 Seaport Boulevard, Suite 400
Pacific Shores Center
Redwood City, CA 94063
(650) 595-1300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Martin W. Korman
Rachel B. Proffitt
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 6, which is referred to as this “Amendment No. 6,” amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission, which is referred to as the “SEC,” on August 2, 2017 (which is referred to, together with the exhibits thereto and as amended or supplemented from time to time, as the “Schedule 14D-9”) by Rocket Fuel Inc., a Delaware corporation, which is referred to as “Rocket Fuel.” The Schedule 14D-9 relates to the tender offer, which is referred to as the “Offer,” by Sizmek Inc., a Delaware corporation, which is referred to as “Sizmek,” and by Fuel Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Sizmek, which is referred to as “Purchaser,” to purchase any and all of the outstanding shares of Rocket Fuel’s common stock, par value $0.001 per share, which is referred to as “Common Stock.” The tender offer is disclosed in the Tender Offer Statement on Schedule TO, which is referred to, as amended or supplemented from time to time, as the “Schedule TO,” filed by Sizmek and Purchaser with the SEC on August 2, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, which is referred to, as amended or supplemented from time to time, as the “Offer to Purchase,” and in the related Letter of Transmittal, which is referred to, as amended or supplemented from time to time, as the “Letter of Transmittal.” The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment No. 6 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 6.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

“Completion of the Offer.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of September 5, 2017. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, advised Sizmek and Purchaser that, as of the expiration of the Offer, a total of 33,361,649 shares of Common Stock had been validly tendered into and not withdrawn from the Offer (not including 2,437,573 shares of Common Stock tendered pursuant to notices of guaranteed delivery), representing approximately 71% of the currently outstanding shares of Common Stock. The number of shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer have been satisfied.  Purchaser has accepted for payment and is promptly paying for all shares of Common Stock validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the shares of Common Stock tendered in the Offer, Purchaser acquired sufficient shares of Common Stock so that, pursuant to Section 251(h) of the DGCL, the Merger can close without the affirmative vote of the stockholders of Rocket Fuel. Accordingly, Sizmek and Purchaser effected the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Rocket Fuel as treasury stock, owned by Sizmek or Purchaser, or owned by any direct or indirect wholly owned subsidiary of Rocket Fuel, Sizmek or Purchaser as of immediately prior to the Effective Time, or shares of Common

Stock held by stockholders who have not tendered into the Offer and properly and validly exercised their statutory rights of appraisal in respect of such shares of Common Stock in accordance with Section 262 of the DGCL) automatically converted into the right to receive an amount of cash equal to the Offer Price. All shares of Common Stock that were converted into the right to receive the Offer Price were canceled and ceased to exist. All shares of Common Stock will be delisted from the NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.

The full text of the press release issued on September 6, 2017, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(S) hereto and is incorporated herein by reference.

Item 9.         Exhibit

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibits:

(a)(5)(S)                                                 Joint Press Release issued by Rocket Fuel Inc. and Sizmek Inc. on September 6, 2017 (incorporated herein by reference to Exhibit (a)(5)(S) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROCKET FUEL INC.

By:	/s/ E. Randolph Wootton III
Name: E. Randolph Wootton III
Title: Chief Executive Officer

Dated: September 6, 2017